UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2009
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2009

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U. S. dollars, except share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$

REVENUES	532,473	810,832	1,149,024	1,551,247

OPERATING EXPENSES
Voyage expenses	62,925	189,515	153,594	358,976
Vessel operating expenses (note 16)	140,529	160,944	289,857	309,379
Time-charter hire expense	116,451	142,702	253,279	287,622
Depreciation and amortization	108,192	106,700	214,745	204,407
General and administrative (note 16)	52,695	71,298	103,835	140,363
Gain on sale of vessels and equipment — net of write-downs (note 13)	(11,083)	(2,925)	(11,201)	(3,421)
Restructuring charge (note 14a)	5,003	4,617	10,561	6,117

Total operating expenses	474,712	672,851	1,014,670	1,303,443

Income from vessel operations	57,761	137,981	134,354	247,804

OTHER ITEMS
Interest expense	(37,280)	(63,253)	(81,470)	(151,959)
Interest income	5,023	18,832	11,701	52,722
Realized and unrealized gain (loss) on non-designated derivative instruments (note 16)	157,485	116,263	204,730	(34,948)
Equity income (loss) from joint ventures (note 11b)	27,380	(2,063)	38,802	(5,672)
Foreign exchange loss (notes 8 and 16)	(25,165)	(3,014)	(13,853)	(36,595)
Other income (note 14b)	3,823	6,294	5,405	10,482

Net income before income tax recovery (expense)	189,027	211,040	299,669	81,834
Income tax recovery (expense) (note 18)	4,598	11,201	(1,270)	8,718

Net income	193,625	222,241	298,399	90,552
Less: Net income attributable to non-controlling interests	(34,266)	(38,822)	(57,535)	(12,262)

Net income attributable to stockholders of Teekay Corporation	159,359	183,419	240,864	78,290

Per common share of Teekay Corporation (note 17)
• Basic earnings	2.20	2.53	3.32	1.08
• Diluted earnings	2.19	2.50	3.30	1.07
• Cash dividends declared	0.31625	0.27500	0.63250	0.55000
Weighted average number of common shares outstanding (note 17)
• Basic	72,535,899	72,377,684	72,526,101	72,511,041
• Diluted	72,798,023	73,279,213	72,887,474	73,357,190
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2009	December 31, 2008
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	472,671	814,165
Restricted cash (note 9)	35,440	35,841
Accounts receivable	189,388	300,462
Vessels held for sale (note 13)	34,970	69,649
Net investment in direct financing leases (note 4)	33,620	22,941
Prepaid expenses	99,872	117,651
Other assets	30,077	33,794

Total current assets	896,038	1,394,503

Restricted cash — long-term (note 9)	610,523	614,715

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,516,538 (2008 — $1,351,786)	5,736,758	5,784,597
Vessels under capital leases, at cost, less accumulated amortization of $122,966 (2008 — $106,975) (note 9)	912,978	928,795
Advances on newbuilding contracts (note 11a)	231,220	553,702

Total vessels and equipment	6,880,956	7,267,094

Net investment in direct financing leases — non-current (note 4)	440,701	56,567
Loans to joint ventures	22,588	28,019
Derivative instruments (note 16)	37,279	154,248
Investment in joint ventures (note 11b)	126,315	103,956
Other non-current assets	136,488	127,940
Intangible assets — net (note 6)	246,640	264,768
Goodwill (note 6)	203,191	203,191

Total assets	9,600,719	10,215,001

LIABILITIES AND EQUITY
Current
Accounts payable	53,297	59,973
Accrued liabilities	240,859	315,987
Current portion of derivative liabilities (note 16)	151,810	166,725
Current portion of long-term debt (note 8)	204,549	245,043
Current obligation under capital leases (note 9)	149,285	147,616
Current portion of in-process revenue contracts (note 6)	66,593	74,777
Loan from joint venture partners	21,274	21,019

Total current liabilities	887,667	1,031,140

Long-term debt (note 8)	4,274,903	4,707,749
Long-term obligation under capital leases (note 9)	668,587	669,725
Derivative instruments (note 16)	265,858	676,540
Deferred income taxes (note 18)	6,244	6,182
Asset retirement obligation	22,238	18,977
In-process revenue contracts (note 6)	216,769	243,088
Other long-term liabilities	225,100	209,195

Total liabilities	6,567,366	7,562,596

Commitments and contingencies (notes 9, 11 and 16)

Equity
Common stock and additional paid-in capital (note 10)	649,138	642,911
Retained earnings	1,702,019	1,507,617
Non-controlling interest	727,391	583,938
Accumulated other comprehensive loss (note 15)	(45,195)	(82,061)

Total equity	3,033,353	2,652,405

Total liabilities and equity	9,600,719	10,215,001

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2009	2008
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	298,399	90,552
Non-cash items:
Depreciation and amortization	214,745	204,407
Amortization of in-process revenue contracts	(37,769)	(34,870)
Gain on sale of marketable securities	—	(4,576)
Gain on sale of vessels and equipment	(27,634)	(3,421)
Write-down of intangible assets	1,076	—
Write-down of vessels and equipment	16,433	—
Loss on repurchase of bonds	—	1,310
Equity (income) loss (net of dividends received)	(35,860)	5,672
Income tax expense (recovery)	1,270	(8,718)
Employee stock option compensation	6,059	6,183
Foreign exchange loss and other	7,920	16,736
Unrealized (gains) losses on derivative instruments	(271,471)	29,472
Change in non-cash working capital items related to operating activities (note 7)	82,343	(75,554)
Expenditures for drydocking	(26,243)	(28,227)

Net operating cash flow	229,268	198,966

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	(297,224)	1,284,496
Debt issuance costs	(664)	(5,108)
Scheduled repayments of long-term debt	(137,777)	(198,320)
Prepayments of long-term debt	(632,910)	(639,321)
Repayments of capital lease obligations	(4,617)	(4,495)
Proceeds from loans from joint venture partner	—	1,041
Repayment of loans from joint venture partner	(4,973)	—
Decrease (increase) in restricted cash	5,805	(11,503)
Net proceeds from issuance of Teekay LNG Partners L.P. units (note 5)	67,095	148,345
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 5)	—	134,265
Net proceeds from issuance of Teekay Tankers Ltd. shares (note 5)	65,556	—
Issuance of Common Stock upon exercise of stock options	160	4,009
Repurchase of Common Stock	—	(20,512)
Distribution from subsidiaries to non-controlling interests	(53,093)	(34,546)
Cash dividends paid	(45,861)	(40,028)
Other financing activities	—	(2,715)

Net financing cash flow	(444,055)	615,608

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(344,888)	(410,495)
Proceeds from sale of vessels and equipment	198,837	79,224
Purchases of marketable securities	—	(542)
Proceeds from sale of marketable securities	—	11,058
Acquisition of additional 30.1% of Teekay Petrojarl ASA (note 3)	—	(257,142)
Investment in joint ventures	(7,522)	—
Advances to joint ventures	(1,420)	(211,491)
Investment in direct financing lease assets	—	(30)
Direct financing lease payments received	3,251	11,298
Other investing activities	25,035	19,806

Net investing cash flow	(126,707)	(758,314)

(Decrease) increase in cash and cash equivalents	(341,494)	56,260
Cash and cash equivalents, beginning of the period	814,165	442,673

Cash and cash equivalents, end of the period	472,671	498,933

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$

Net income	193,625	222,241	298,399	90,552

Other comprehensive income:
Unrealized gain (loss) on marketable securities	3,531	2,068	1,090	(3,766)
Reclassification adjustment for gain on sale of marketable securities	—	(1,868)	—	(4,575)
Pension adjustments	437	—	874	1,058
Unrealized change on qualifying cash flow hedging instruments	21,046	446	20,929	6,577
Realized change on qualifying cash flow hedging instruments	5,943	(1,039)	18,686	(4,061)

Other comprehensive income (loss)	30,957	(393)	41,579	(4,767)

Comprehensive income	224,582	221,848	339,978	85,785
Less: Comprehensive income attributable to non-controlling interests	(37,020)	(39,382)	(62,246)	(13,081)

Comprehensive income attributable to stockholders of Teekay Corporation	187,562	182,466	277,732	72,704

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
1. Summary of Significant Accounting Policies
Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of The Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by United States generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2008, included on Form 20-F filed on June 30, 2009. In the opinion of management, these financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of those for a full fiscal year.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued. The date of issuance of the financial statements was October 1, 2009.
Changes in Accounting Policies
In December 2007, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin (or ARB) 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. This statement provides that non-controlling interests in subsidiaries held by parties other than the Company be identified, labeled and presented in the statement of financial position within equity, but separate from the stockholders’ equity. SFAS No. 160 states that the amount of consolidated net income attributable to the stockholders and to the non-controlling interest be clearly identified on the consolidated statements of income. The statement provides for consistency regarding changes in stockholders’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. On January 1, 2009, the Company adopted SFAS No. 160 prospectively. The Company has applied the presentation and disclosure provisions of SFAS No. 160 to its consolidated financial statements retrospectively.
The consolidated net income attributable to the stockholders of Teekay Corporation would be different in the three and six months ended June 30, 2009 had the previous requirements in paragraph 15 of ARB 51 continued to have been applied rather than SFAS 160. Under paragraph 15, losses attributable to the non-controlling interest that exceed its equity capital are charged against the majority interest, as there is no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should be credited to the extent of such losses previously absorbed. Pro forma consolidated net income attributable to stockholders of Teekay Corporation and pro forma earnings per share had ARB 51 been applied are as follows:

	Three Months Ended	Six Months Ended
	June 30, 2009	June 30, 2009
	$	$

Pro forma net income attributable to the stockholders of Teekay Corporation	164,652	247,045

Pro forma earnings per share:
Basic	2.27	3.41
Diluted	2.26	3.39
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (or SFAS No. 141 (R)). SFAS No. 141 (R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, SFAS No. 141 (R) requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company’s adoption of SFAS No. 141(R) prospectively from January 1, 2009 did not have a material impact on the consolidated financial statements.
The Company also adopted Emerging Issues Task Force Issue 08-06 (or EITF 08-06), Equity Method Investment Accounting Considerations. This Issue addresses the impact that SFAS 141 (R) and SFAS 160 might have on the accounting for equity method investments, including accounting for changes in value and changes in ownership levels. The adoption of EITF 08-06 did not have a material impact on the consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
In February 2008, the FASB issued FASB Staff Position No. 157-2 (or FSP 157-2) which delayed the effective date of SFAS No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The Company’s adoption of the provisions of SFAS No. 157 related to those items covered by FSP 157-2 from January 1, 2009 did not have a material impact on the Company’s consolidated financial statements. See Note 12 of the notes to the consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (or SFAS No. 161), which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures to enable investors to better understand how these instruments and activities are accounted for; how and why they are used; and their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. On January 1, 2009, the Company adopted the provisions of SFAS No. 161. See Note 16 of the notes to the consolidated financial statements.
In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP is effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 did not have a material impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued FSP 107-1 and Accounting Principles Board Opinion 28-1 (or APB 28-1), which extends the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly-traded companies. Prior to FSP No. 107-1 and APB 28-1, fair values for these assets and liabilities were only disclosed once a year. FSP No. FAS 107-1 and APB 28-1 require that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments listed in SFAS No. 107. FSP No. FAS 107-1 and APB 28-1 are effective prospectively for interim reporting periods ending after June 15, 2009. On April 1, 2009, the Company adopted the provisions of FSP No. 107-1 and APB 28-1. See Note 12 of the notes to the consolidated financial statements.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events (or SFAS No. 165). SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of SFAS No. 165. See Note 20 of the notes to the consolidated financial statements.
2. Segment Reporting
The Company is primarily engaged in the international marine transportation of crude oil and clean petroleum products through the operation of its tankers, and of liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) through the operation of its tankers and LNG and LPG carriers, and in the offshore processing and storage of crude oil. The Company’s revenues are earned in international markets.
The Company has four operating segments: its shuttle tanker and floating storage and offtake (or FSO) segment (or Teekay Navion Shuttle Tankers and Offshore), its floating production storage and offtake (or FPSO) segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). In order to provide investors with additional information about its conventional tanker segment, the Company has divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. The Company’s shuttle tanker and FSO segment consists of shuttle tankers and FSO units. The Company’s FPSO segment consists of FPSO units and other vessels used to service its FPSO contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The following tables present results for these segments for the three and six months ended June 30, 2009 and 2008:

	Shuttle
	Tanker and		Liquefied	Fixed-Rate	Spot
	FSO	FPSO	Gas	Tanker	Tanker
Three Months ended June 30, 2009	Segment	Segment	Segment	Segment	Segment	Total

Revenues	138,324	97,572	57,265	76,011	163,301	532,473
Voyage expenses	16,167	—	(34)	1,758	45,034	62,925
Vessel operating expenses	41,961	47,021	12,049	17,103	22,395	140,529
Time charter hire expense	25,695	—	—	11,913	78,843	116,451
Depreciation and amortization	28,738	25,745	15,471	14,009	24,229	108,192
General and administrative (1)	13,848	7,553	5,440	6,986	18,868	52,695
Loss (gain) on sale of vessels and equipment, net of write-downs	941	—	—	3,280	(15,304)	(11,083)
Restructuring charge	2,536	—	1,030	354	1,083	5,003

Income (loss) from vessel operations	8,438	17,253	23,309	20,608	(11,847)	57,761

	Shuttle
	Tanker and		Liquefied	Fixed-Rate	Spot
	FSO	FPSO	Gas	Tanker	Tanker
Three Months ended June 30, 2008	Segment	Segment	Segment	Segment	Segment	Total

Revenues	183,176	90,785	53,496	66,218	417,157	810,832
Voyage expenses	46,024	—	452	948	142,091	189,515
Vessel operating expenses	45,417	57,418	13,125	16,387	28,597	160,944
Time charter hire expense	32,242	—	—	11,445	99,015	142,702
Depreciation and amortization	31,207	22,565	14,209	11,289	27,430	106,700
General and administrative (1)	15,739	11,509	6,070	7,263	30,717	71,298
(Gain) loss on sale of vessels and equipment, net of write-downs	(3,150)	—	—	—	225	(2,925)
Restructuring charge	3,327	—	221	58	1,011	4,617

Income (loss) from vessel operations	12,370	(707)	19,419	18,828	88,071	137,981

	Shuttle
	Tanker and		Liquefied	Fixed-Rate	Spot
	FSO	FPSO	Gas	Tanker	Tanker
Six Months ended June 30, 2009	Segment	Segment	Segment	Segment	Segment	Total
Revenues	288,189	189,498	114,848	142,603	413,886	1,149,024
Voyage expenses	34,575	—	258	3,062	115,699	153,594
Vessel operating expenses	87,745	91,450	23,836	34,912	51,914	289,857
Time charter hire expense	57,873	—	—	22,903	172,503	253,279
Depreciation and amortization	57,991	51,525	30,068	26,300	48,862	214,746
General and administrative (1)	26,977	17,339	10,598	12,667	36,254	103,835
Loss (gain) on sale of vessels and equipment, net of write-downs	941	—	—	3,280	(15,422)	(11,201)
Restructuring charge	5,298	—	3,212	505	1,546	10,561

Income from vessel operations	16,789	29,184	46,876	38,974	2,530	134,353

	Shuttle
	Tanker and		Liquefied	Fixed-Rate	Spot
	FSO	FPSO	Gas	Tanker	Tanker
Six Months ended June 30, 2008	Segment	Segment	Segment	Segment	Segment	Total

Revenues	349,435	183,314	109,628	127,033	781,837	1,551,247
Voyage expenses	84,925	—	602	1,628	271,821	358,976
Vessel operating expenses	84,340	105,455	24,748	32,757	62,079	309,379
Time charter hire expense	67,280	—	—	23,165	197,177	287,622
Depreciation and amortization	59,278	40,568	28,404	20,962	55,195	204,407
General and administrative (1)	31,735	24,036	11,555	12,553	60,484	140,363
Gain on sale of vessels and equipment, net of write- downs	(3,150)	—	—	—	(271)	(3,421)
Restructuring charge	3,327	—	221	1,558	1,011	6,117

Income from vessel operations	21,700	13,255	44,098	34,410	134,341	247,804

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

	June 30, 2009	December 31, 2008
	$	$
Shuttle tanker and FSO segment	1,683,936	1,722,432
FPSO segment	1,285,098	1,331,325
Liquefied gas segment	2,676,786	2,919,194
Fixed-rate tanker segment	1,027,891	951,592
Spot tanker segment	2,048,691	1,935,537
Cash and portion of restricted cash	472,671	821,286
Accounts receivable and other assets	405,646	533,635

Consolidated total assets	9,600,719	10,215,001

3. Acquisition of Additional 35.3% of Teekay Petrojarl ASA
As of October 1, 2006, the Company acquired a 64.7% interest in Petrojarl ASA (subsequently renamed Teekay Petrojarl ASA, or Teekay Petrojarl). In June and July 2008, the Company acquired the remaining 35.3% interest (26.5 million common shares) in Teekay Petrojarl at a price between NOK 59 and NOK 62.95 per share. The total purchase price of approximately NOK 1.5 billion ($304.9 million) for this remaining interest was paid in cash. As a result of these transactions, the Company’s owns 100% of Teekay Petrojarl.
Teekay Petrojarl’s operating results are reflected in the Company’s consolidated financial statements from October 1, 2006, the designated effective date of the Company’s acquisition of the original 64.7% interest in Teekay Petrojarl, which was accounted for using the purchase method of accounting. The acquisition of the remaining 35.3% interest has also been accounted for using the purchase method of accounting, based upon estimates of fair value.
4. Net Investment in Direct Financing Leases
The Company commenced two time-charter contracts with 20-year terms in January and May 2009 and leases equipment that reduces volatile organic compound emissions (or VOC equipment). The two time charters and leasing of the VOC equipment are accounted for as direct financing leases. The following table lists the components of the net investments in direct financing leases:

	June 30,	December 31,
	2009	2008
	$	$
Total minimum lease payments to be received	838,726	94,409
Estimated residual value of leased property (unguaranteed)	188,233	—
Initial direct costs and other	1,324	674
Less: Unearned income	(553,962)	(15,575)

Net investments in direct financing leases	474,321	79,508

As at June 30, 2009, minimum lease payments to be received by the Company in each of the next five succeeding fiscal years are approximately $31.5 million (remainder of 2009), $59.0 million (2010), $56.7 million (2011), $52.3 million (2012) and $40.8 million (2013). The VOC equipment lease will end in 2014 and the time charter leases will both end in 2029.
5. Public Offerings
During June 2009, the Company’s subsidiary Teekay Tankers Limited (or Teekay Tankers) completed a follow-on public offering by issuing an additional 7.0 million shares of its Class A Common Stock at a price of $9.80 per share, for gross proceeds of $68.6 million. As a result of the above transactions, the Company’s ownership of Teekay Tankers has been reduced from 54.0 percent to 42.2 percent, and the Company recorded an increase to stockholders’ equity of $1.7 million, which represents the Company’s dilution gain from the issuance of shares. Teekay maintained voting control of Teekay Tankers and continues to consolidate the subsidiary. Teekay Tankers used the total net offering proceeds of approximately $65.6 million to acquire a 2003-built Suezmax tanker from Teekay Corporation for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.
During March 2009, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed a follow-on public offering by issuing an additional 4.0 million of its common units at a price of $17.60 per unit, for gross equity proceeds of $71.8 million (including its general partner’s proportionate capital contribution). As a result of this, the Company’s ownership of Teekay LNG has been reduced from 57.7 percent to 53.0 percent (including the Company’s 2% general partner interest), and the Company recorded a decrease to stockholders’ equity of $2.3 million, which represents the Company’s dilution loss from the issuance of units. Teekay LNG used the total net offering proceeds of approximately $68.5 million to prepay amounts outstanding on two of its revolving credit facilities.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
In connection with Teekay LNG’s initial public offering in May 2005, Teekay entered into an omnibus agreement with Teekay LNG, Teekay LNG’s general partner and others governing, among other things, when the Company and Teekay LNG may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) initial public offering to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.
See Note 20(c) of the notes to the consolidated financial statements for the information about a follow-on public offering by Teekay Offshore Partners L.P. on August 4, 2009.
6. Goodwill, Intangible Assets and In-Process Revenue Contracts
Goodwill
There were no changes in the carrying amount of goodwill for the six months ended June 30, 2009 from December 31, 2008.

	Shuttle		Liquefied	Fixed-Rate	Spot
	Tanker and FSO	FPSO	Gas	Tanker	Tanker
	Segment	Segment	Segment	Segment	Segment	Total
	$	$	$	$	$	$
Balance as of December 31, 2008 and June 30, 2009	130,908	—	35,631	10,811	25,841	203,191

Intangible Assets
As at June 30, 2009, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(Years)	$	$	$
Contracts of affreightment	10.2	124,250	(83,487)	40,763
Time-charter contracts	10.4	232,602	(72,350)	160,252
Other intangible assets	1.0	58,950	(13,325)	45,625

	12.1	415,802	(169,162)	246,640

As at December 31, 2008, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(Years)	$	$	$
Contracts of affreightment	10.2	124,251	(78,961)	45,290
Time-charter contracts	10.4	233,678	(60,875)	172,803
Other intangible assets	1.0	58,950	(12,275)	46,675

	12.1	416,879	(152,111)	264,768

Aggregate amortization expense of intangible assets for the three and six months ended June 30, 2009 was $8.5 million ($12.0 million — 2008) and $17.1 million ($24.9 million — 2008), respectively. Amortization of intangible assets for the next five years is expected to be $17.0 million (remainder of 2009), $27.2 million (2010), $23.5 million (2011), $19.1 million (2012), $14.2 million (2013), and $145.7 million (thereafter).
In-Process Revenue Contracts
As part of the Company’s acquisitions of Teekay Petrojarl in 2006 and 2008 and of 50% of OMI Corporation (or OMI) in 2007, the Company assumed certain FPSO service contracts and charter-out contracts with terms that are less favorable than prevailing market terms at the time of acquisition. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining term of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.
Amortization of these in-process revenue contracts for the three and six months ended June 30, 2009 was $18.7 million ($13.7 million — 2008) and $37.8 million ($34.9 million — 2008), respectively, and is recorded in revenues. Amortization for the next five years is expected to be $36.1 million (remainder of 2009), $60.0 million (2010), $47.1 million (2011), $41.3 million (2012), $39.5 million (2013) and $59.4 million (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
7. Supplemental Cash Flow Information
The changes in non-cash working capital items related to operating activities for the six months ended June 30, 2009 and 2008 are as follows:

	Six Months Ended June 30,
	2009	2008
	$	$

Accounts receivable	111,074	(85,501)
Prepaid expenses and other assets	25,080	(6,047)
Accounts payable	(6,676)	4,391
Accrued and other liabilities	(47,135)	11,603

	82,343	(75,554)

8. Long-Term Debt

	June 30, 2009	December 31, 2008
	$	$
Revolving Credit Facilities	2,031,537	2,656,658
Senior Notes (8.875%) due July 15, 2011	194,524	194,642
USD-denominated Term Loans due through 2021	1,827,205	1,670,005
Euro-denominated Term Loans due through 2023	410,139	414,144
USD-denominated Unsecured Demand Loan due to Joint Venture Partners	16,047	17,343

	4,479,452	4,952,792
Less current portion	204,549	245,043

	4,274,903	4,707,749

As of June 30, 2009, the Company had fourteen long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3.6 billion, of which $1.6 billion was undrawn. Interest payments are based on LIBOR plus margins; at June 30, 2009 and December 31, 2008, the margins ranged between 0.45% and 0.95%, respectively. At June 30, 2009 and December 31, 2008, the three-month LIBOR was 0.60% and 1.43%, respectively. The total amount available under the Revolvers reduces by $106.2 million (remainder of 2009), $218.0 million (2010), $803.3 million (2011), $233.8 million (2012), $301.3 million (2013) and $1,9 billion (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 67 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the six months ended June 30, 2009, the Company repurchased nil (2008 — $19.7 million) principal amount of the 8.875% Notes (see also Note 14).
As of June 30, 2009, the Company had fourteen U.S. Dollar-denominated term loans outstanding, which totaled $1.8 billion. Certain of the term loans with a total outstanding principal balance of $485.4 million as at June 30, 2009, bear interest at a weighted-average fixed rate of 5.19%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At June 30, 2009 and December 31, 2008, the margins ranged between 0.3% and 1.0%. At June 30, 2009, three-month LIBOR was 0.6% (December 31, 2008 — 1.43%). The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and twelve of the term loans also have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 29 of the Company’s vessels, together with certain other security. In addition, at June 30, 2009, all but $121.5 million (December 31, 2008 — $126.1 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
The Company has two Euro-denominated term loans outstanding, which, as at June 30, 2009 totaled 292.3 million Euros ($410.1 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At June 30, 2009 and December 31, 2008, the margins ranged between 0.6% and 0.66% and the one-month EURIBOR at June 30, 2009 was 0.75% (December 31, 2008 — 2.6%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized unrealized foreign exchange losses of $25.2 million and $13.9 million (2008 — losses of $3.0 million and $36.6 million) during the three and six months ended June 30, 2009, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at June 30, 2009, totaled $14.9 million and $1.1 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained. As at June 30, 2009 and December 31, 2008, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at June 30, 2009 and December 31, 2008, this amount was $263.8 million and $293.0 million, respectively. The Company was in compliance with debt covenants as at June 30, 2009.
9. Capital Leases and Restricted Cash
Capital Leases
Suezmax Tankers. As at June 30, 2009, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices as well as assuming the existing vessel financing upon the lenders consent. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at June 30, 2009, the remaining commitments under these capital leases, including the purchase obligations, approximated $214.8 million, including imputed interest of $14.9 million, repayable as follows:

Year	Commitment
Remainder of 2009	$122.4 million
2010	$8.4 million
2011	$84.0 million
RasGas II LNG Carriers. As at June 30, 2009, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the non-controlling interest’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee.
Payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. During 2008 the Company has agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for its three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the leases, with a carrying value of $8.0 million as at June 30, 2009. The Company’s carrying amount of this tax indemnification is $9.4 million. Both amounts are included as part of other long-term liabilities in the accompanying consolidated balance sheets. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred. Although there is no maximum potential amount of future payments however, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company would be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at June 30, 2009, the commitments under these capital leases approximated $1.1 billion, including imputed interest of $0.6 billion, repayable as follows:

Year	Commitment
Remainder of 2009	$12.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
Thereafter	$953.1 million

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Spanish-Flagged LNG Carrier. As at June 30, 2009, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at June 30, 2009, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($164.7 million), including imputed interest of 11.7 million Euros ($16.4 million), repayable as follows:

Year	Commitment
Remainder of 2009	25.7 million Euros ($36.0 million)
2010	26.9 million Euros ($37.8 million)
2011	64.8 million Euros ($90.9 million)
FPSO Units. As at June 30, 2009, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by Teekay Corporation, Teekay Petrojarl legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.
The Defeased Rental Payments for the Petrojarl Foinaven were based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. For accounting purposes, this contract feature is an embedded derivative, and has been separated from the underlying lease and is separately accounted for as a derivative instrument.
As is typical for these types of leasing arrangements, the Company has indemnified the lessors of the Petrojarl Foinaven for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.
Restricted Cash
Under the terms of the capital leases for the four LNG carriers described above in this Note 9, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and, for one vessel, a loan from the Company’s joint venture partner (see Note 8).
As at June 30, 2009 and December 31, 2008, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $481.9 million and $487.4 million, respectively. As at June 30, 2009 and December 31, 2008, the weighted-average interest rates earned on the deposits were 1.2% and 4.8%, respectively.
As at June 30, 2009 and December 31, 2008, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 107.3 million Euros ($150.6 million) and 104.7 million Euros ($146.2 million), respectively. As at June 30, 2009 and December 31, 2008, the weighted-average interest rate earned on these deposits was 5.0%.
The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash deposits totaled $13.5 million and $17.0 million as at June 30, 2009 and December 31, 2008, respectively.
10. Capital Stock
The authorized capital stock of Teekay at June 30, 2009 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at June 30, 2009, Teekay had 73,047,006 shares of Common Stock (December 31, 2008 — 73,011,488) issued and no shares of Preferred Stock issued. As at June 30, 2009, Teekay had 72,547,809 shares of Common Stock outstanding (December 31 2008 — 72,512,291).
Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.
During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market. As at June 30, 2009, Teekay had not repurchased any shares of Common Stock pursuant to such authorizations.
11. Commitments and Contingencies
a) Vessels Under Construction
As at June 30, 2009, the Company was committed to the construction of two Suezmax tankers, four LPG carriers, and four shuttle tankers. One Suezmax tanker was delivered in September 2009 with the remaining vessels scheduled for delivery between October 2009 and August 2011, at a total cost of approximately $753.7 million, excluding capitalized interest. As at June 30, 2009, payments made towards these commitments totaled $208.5 million (excluding $23.2 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $545.2 million of the unpaid cost of these vessels. As at June 30, 2009, the remaining payments required to be made under these newbuilding contracts were $88.8 million (2009), $293.2 million (2010), and $163.2 million (2011).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
b) Joint Ventures
The Company has a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the consortium, respectively. In connection with this award, the consortium has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which the Company’s 33% portion is $299.0 million), excluding capitalized interest. As at June 30, 2009, payments made towards these commitments by the joint venture company totaled $181.2 million (of which the Company’s 33% contribution was $59.8 million), excluding capitalized interest and other miscellaneous construction costs. As at June 30, 2009, the remaining payments required to be made under these contracts were $113.2 million (2010), $475.6 million (2011) and $135.9 million (2012). In accordance with existing agreements, the Company is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. The Company has also provided certain guarantees in relation to the performance of the joint venture company.
For the three and six months ended June 30, 2009, the Company recorded equity income of $17.6 million and $24.0 million, respectively, of its share of the Angola LNG Project earnings. This amount is included in equity income (loss) from joint ventures in the consolidated statement of income. Substantially all of the equity income related to unrealized gains on interest rate swaps.
One of the Kenai LNG Carriers, the Arctic Spirit, came off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and the Company has entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FLNG). The agreement provides for a purchase price of $105 million if the Company chooses to participate in the project (as described below), or $110 million if the Company chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. If MLCI exercises the option and purchases the vessel from the Company, it is expected that MLCI will convert the vessel to an FLNG (although it is not required to do so) and charter it under a long-term charter contract to a third party. The Company has the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FLNG proceeds, the Company will offer a similar option for a designee of MLCI to purchase the second Kenai LNG carrier for $125 million when it comes off charter.
c) Legal Proceedings and Claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.
d) Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
12. Fair Value Measurements
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.
Cash and cash equivalents and restricted cash — The fair value of the Company’s cash and cash equivalents approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Vessels held for sale — The fair value of the Company’s vessels held for sale approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Loans to joint ventures — The fair value of the Company’s loans to joint ventures approximates their carrying amounts reported in the accompanying consolidated balance sheet.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Loans from joint venture partners — The fair value of the Company’s loans from joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheet.
Long-term debt — The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on current credit spreads available for debt with similar terms and remaining maturities.
Derivative instruments — The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, current interest rates, foreign exchange rates, bunker fuel prices, spot tanker market rates for vessels, and the current credit worthiness of both the Company and the swap counterparties. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.
The estimated fair value of the Company’s financial instruments and other non-financial assets carried at fair value are as follows:

		June 30, 2009
		Carrying	Fair
	Fair Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)
	Level	$	$

Cash and cash equivalents and restricted cash	Level 1	1,118,634	1,118,634
Vessels held for sale	Level 2	34,970	34,970
Loans to joint ventures	Level 2	22,588	22,588
Loan from joint venture partners	Level 2	(21,274)	(21,274)
Long-term debt	Level 1 and 2	(4,479,452)	(4,076,282)

Derivative instruments (1)
Interest rate swap agreements (2)	Level 2	(392,262)	(392,262)
Interest rate swap agreements (2)	Level 2	54,958	54,958
Interest rate swaption	Level 2	(8,242)	(8,242)
Foreign currency contracts	Level 2	(26,739)	(26,739)
Bunker fuel swap contracts	Level 2	(354)	(354)
Forward freight agreements	Level 2	1,531	1,531
Foinaven embedded derivative	Level 2	(11,771)	(11,771)

(1)	The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

(2)	The fair value of the Company’s interest rate swap agreements includes $19.2 million of accrued interest which is recorded in accrued liabilities on the balance sheet.
The Company has determined that other than Vessels Held for Sale, there are no other non-financial assets or non-financial liabilities carried at fair value at June 30, 2009. See Note 13(b) of the notes to the consolidated financial statements.
13. Vessel Sales and Write-downs of Vessels and Equipment
a) Vessel Sales
During January and February 2009, the Company sold a 1993-built Aframax tanker through a sale-leaseback agreement and a 2009-built product tanker, respectively, which were presented on the December 31, 2008 balance sheet as vessels held for sale. Both vessels were part of the Company’s spot tanker segment. The Company realized a gain of approximately $17.7 million as a result of these transactions, of which $17.6 million was deferred and will be amortized over the four year term of the bareboat charter.
During May 2009, the Company sold a 2007-built product tanker and a 2005-built product tanker. Both vessels were part of the Company’s spot tanker segment. The Company realized a gain of approximately $29.8 million as a result of these transactions.
b) Vessels and Equipment Write-down
The Company’s June 30, 2009 consolidated financial statements include a $16.4 million write-down for impairment of three older vessels due to lower fair values compared to carrying values. The Company used recent sale prices of similar age and size of vessels to determine the fair value. These vessels are presented on the June 30, 2009 balance sheet as vessels held for sale.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
14. Restructuring Charge and Other Income
a) Restructuring Charge
During the three and six months ended June 30, 2009, the Company incurred $5.0 million and $10.6 million of restructuring costs, respectively. The restructuring costs were primarily comprised of the reflagging of certain vessels, transfer of certain ship management functions from the Spain office to a subsidiary of Teekay, global staffing changes, closure of one of the Company’s three offices in Norway, and the reorganization of a business unit. The Company expects to incur approximately $1.0 million of additional restructuring costs relating to these changes in operations. At June 30, 2009, $2.1 million of restructuring liability is recorded in accrued liabilities on the balance sheet.
b) Other Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Gain on sale of marketable securities	—	1,868	—	4,576
Loss on bond repurchase	—	(712)	—	(1,310)
Volatile organic compound emission plant lease income	1,708	2,395	3,602	4,965
Miscellaneous income	2,115	2,743	1,803	2,251

Other income	3,823	6,294	5,405	10,482

15. Accumulated Other Comprehensive Loss
As at June 30, 2009 and December 31, 2008, the Company’s accumulated other comprehensive loss consisted of the following components:

	June 30,	December 31,
	2009	2008
	$	$
Unrealized loss on derivative instruments	(23,821)	(58,723)
Pension adjustments	(22,464)	(23,338)
Unrealized gain on marketable securities	1,090	—

	(45,195)	(82,061)

16. Derivative Instruments and Hedging Activities
The Company uses derivatives in accordance with its overall risk management policies. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot tanker market rates for vessels and bunker fuel prices.
Foreign Currency Fluctuation Risk
The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges for accounting purposes, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense. The ineffective portion of these foreign currency forward contracts consists of a $1.5 million gain for the six months ended June 30, 2009 has also been reported as a reduction of operating expenses, based on the nature of the expense.
During the three and six months ended June 30, 2009, the Company recognized the following realized and unrealized gains (losses) relating to foreign currency forward contracts that are designated as cash flow hedges for accounting:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Gains (losses) recognized in:
Vessel operating expenses	653	1,567	(10,291)	1,777
General and administrative	(1,598)	918	(4,226)	1,691
Foreign exchange (loss) gain	—	(444)	(3)	9
Accumulated other comprehensive loss	21,050	447	21,991	6,577
Gains (losses) reclassified from:
Accumulated other comprehensive loss	5,942	(993)	18,686	(4,020)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Realized and unrealized gains (losses) of foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income. During the three and six months ended June 30, 2009, the Company recognized net realized and unrealized gains on foreign currency forward contracts of $3.9 million and $5.2 million, respectively. During the three and six months ended June 30, 2008, the Company recognized net realized and unrealized gains on foreign currency forward contracts of $3.1 million and $15.0 million, respectively. Realized and unrealized gains of $0.4 million and $4.7 million, respectively, relating to foreign currency forwards contracts for the three and six months ended June 30, 2008 were reclassified from general and administrative expenses to realized and unrealized gains (losses) on non-designated derivative instruments for comparative purposes. Realized and unrealized gains of $1.4 million and $6.7 million, respectively, relating to foreign currency forwards contracts for the three and six months ended June 30, 2008 were reclassified from vessel operating expenses to realized and unrealized gains (losses) on non-designated derivative instruments for comparative purposes. Realized and unrealized gains of $1.2 million and $3.6 million, respectively, relating to foreign currency forwards contracts for the three and six months ended June 30, 2008 were reclassified from time-charter hire and foreign exchange expenses to realized and unrealized gains (losses) on non-designated derivative instruments for comparative purposes.
As at June 30, 2009, the Company was committed to the following foreign currency forward contracts:

			Fair Value /
	Contract Amount		Carrying Amount
	in Foreign		of Asset / (Liability)
	Currency	Average Forward	(in millions of U.S.	Expected Maturity
	(millions)	Rate(1)	Dollars)	2009	2010	2011
				(in millions of U.S. Dollars)
Norwegian Kroner	1,440.7	6.03	$(15.4)	$99.5	$139.5	—
Euro	50.4	0.68	(3.2)	34.9	36.8	2.3
Canadian Dollar	71.8	1.08	(4.6)	28.5	37.9	—
British Pound	36.7	0.58	(3.4)	32.7	31.1	—
Australian Dollar	1.4	1.13	(0.1)	1.3	—	—

			$(26.7)	$196.9	$245.3	$2.3

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
As at June 30, 2009, the Company’s accumulated other comprehensive loss included $23.8 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges (December 31, 2008 — $58.7 million of unrealized losses). As at June 30, 2009, the Company estimated, based on current foreign exchange rates, that it would reclassify approximately $25.0 million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next twelve months.
Interest Rate Risk
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps, which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swaps as cash flow hedges for accounting purposes.
Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income. During the three and six months ended June 30, 2009, the Company recognized net realized and unrealized gains of $152.9 million and $195.0 million, respectively, relating to its interest rate swaps. During the three and six months ended June 30, 2008, the Company recognized net realized and unrealized gains (losses) of $156.2 million and $(10.6) million, respectively, relating to its interest rate swaps. The realized and unrealized gains (losses) of $156.2 million and $(10.6) million, respectively relating to interest rate swaps for the three and six months ended June 30, 2008 were reclassified from interest income and interest expense to realized and unrealized gain on non-designated derivative instruments for comparative purposes.
As at June 30, 2009, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /	Weighted-	Fixed
	Interest	Principal	Carrying Amount	Average	Interest
	Rate	Amount	of Asset (Liability)	Remaining Term	Rate
	Index	$	$	(Years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	465,554	(46,725)	27.6	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	2,967,256	(271,427)	8.2	5.1
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	658,536	(70,654)	18.0	5.4
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	475,352	54,958	27.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	410,138	(3,456)	15.0	3.8

(1)	Excludes the margins the Company pays on its variable-rate debt, which at of June 30, 2009 ranged from 0.3% to 1.0%.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)

(2)	Principal amount reduces quarterly.

(3)	Inception dates of swaps are 2009 ($158.5 million), 2010 ($300.0 million) and 2011 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($98.4 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 292.3 million Euros.
During May 2006, the Company sold to a third party two swaptions for $2.4 million. The Company has not applied hedge accounting to these instruments and they have been recorded at fair value. These options, if exercised by the other party, obligate the Company to enter into interest rate swap agreements whereby certain of the Company’s floating-rate debt is swapped with fixed-rate obligations. One swaption was exercised in 2009. At June 30, 2009, the terms of the remaining swaption are as follows:

Interest	Principal
Rate	Amount(1)		Remaining Term	Fixed Interest Rate
Index	$	Start Date	(Years)	(%)
LIBOR	150,000	August 31, 2009	12.0	4.3

(1)	Principal amount reduces by $5.0 million semi-annually. See Note 12 of the notes to the consolidated financial statements for fair value of the interest rate swaption.
Spot Tanker Market Risk
In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time the Company has entered into forward freight agreements (FFAs) and synthetic time-charters (STCs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce the Company’s exposure to spot tanker market rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot tanker market by taking the short position in a long-term FFA. As at June 30, 2009, the Company had three STCs which were equivalent to one Suezmax vessel. As at June 30, 2009, the FFAs, which include STCs, had an aggregate notional value of $3.7 million, which is an aggregate of both long and short positions, and a net fair value of $1.5 million. The FFAs, which include STCs, expired in September 2009. The Company has not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs and STCs are recorded within realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income.
Commodity Price Risk
The Company enters into bunker fuel swap contracts relating to a portion of its bunker fuel expenditures. The Company has not designated its bunker fuel swap contracts as cash flow hedges for accounting purposes. As at June 30, 2009, the Company was committed to contracts totalling 4,500 metric tonnes with a weighted-average price of $470.75 per tonne and a fair value liability of $0.4 million. The bunker fuel swap contracts expired between July and September 2009.
The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
17. Earnings Per Share

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
	$	$	$	$

Net income attributable to stockholders’ of Teekay Corporation	159,359	183,419	240,864	78,290

Weighted average number of common shares	72,535,899	72,377,684	72,526,101	72,511,041
Dilutive effect of employee stock options and restricted stock awards	262,124	901,529	361,373	846,149

Common stock and common stock equivalents	72,798,023	73,279,213	72,887,474	73,357,190

Earnings per common share:
- Basic	2.20	2.53	3.32	1.08
- Diluted	2.19	2.50	3.30	1.07
For the three and six months ended June 30, 2009, the anti-dilutive effect of 2.3 million shares (2.2 million shares — 2008) and 4.6 million shares (2.5 million shares — 2008), respectively, attributable to outstanding stock options was excluded from the calculations of diluted earnings per share.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
18. Income Tax Recovery (Expense)
The legal jurisdictions in which Teekay and several of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. However, among others, the Company’s Australian ship-owing subsidiaries and its Norwegian subsidiaries are subject to income taxes.
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Current	450	(1,120)	(397)	(2,473)
Deferred	4,148	12,321	(873)	11,191

Income tax recovery (expense)	4,598	11,201	(1,270)	8,718

19. Recent Accounting Pronouncements
In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (or SFAS No. 168). SFAS No. 168 identifies the source of authoritative generally accepted accounting principles (or GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, SFAS No. 168 will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the SFAS No. 168 will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements.
In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (or SFAS No. 167). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements.
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (or SFAS No. 166). SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
20. Subsequent Events
a)
In June 2009, the Company announced that its Board of Directors had approved the Company’s quarterly cash dividend of $0.31625 per share. This dividend was paid on July 24, 2009 to shareholders of record as at July 10, 2009.

b)
During July 2009, the Company entered into an agreement to sell a 1992-built Aframax tanker. The vessel was part of the Company’s spot tanker segment and is presented on the June 30, 2009 balance sheet as vessel held for sale. The vessel was written-down by $7.1 million to its fair market value on June 30, 2009 and the Company did not realize a gain or a loss as a result of the sale. The vessel sale is expected to be completed during the fourth quarter of 2009.

c)
On August 4, 2009, Teekay Offshore Partners L.P. (of Teekay Offshore) completed a public offering of 7.475 million common units (including 975,000 units issued upon the exercise in full of the underwriter’s overallotment option) at a price of $14.32 per unit, for total net proceeds of $104.3 million (including the general partner’s $2.2 million proportionate capital contribution). As a result, the Company’s ownership of Teekay Offshore was reduced from 50.0 percent to 40.5 percent (including the Company’s 2 percent general partner interest). The total net proceeds from the offering were used to reduce amounts outstanding under one Teekay Offshore’s revolving credit facilities.

d)
In early September 2009, the Company purchased a 2007-built, 40,000 deadweight tonne product tanker for approximately $35 million. The vessel renamed the Alexander Spirit, commenced a 10-year, fixed-rate time charter to Caltex Australia Petroleum Pty Ltd. on September 3, 2009.

TEEKAY CORPORATION AND SUBSIDIARIES
June 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay Corporation (Teekay or the Company) is a leading provider of international crude oil and petroleum product transportation services. Over the past five years, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary, Teekay LNG Partners L.P. (Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary, Teekay Offshore Partners L.P. (Teekay Offshore) and through Teekay Petrojarl ASA (Teekay Petrojarl), and expansion of our conventional tanker business through our publicly-listed subsidiary, Teekay Tankers Ltd. (Teekay Tankers). With a fleet of 165 vessels, offices in 16 countries and approximately 6,700 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company, focused on the Marine Midstream space.
SIGNIFICANT DEVELOPMENTS IN 2009
Sale of LNG Vessels to Teekay LNG
In accordance with existing agreements, in April 2008, we sold two 1993-built LNG vessels (the Kenai LNG Carriers) to Teekay LNG for $230.0 million and chartered them back for ten years with three five-year option periods. We acquired these vessels in December 2007 from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230.0 million. The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan. We believe that these specialized vessels will provide us with the prospect of a new service offering following the completion of the Kenai project such as delivering partial cargoes at multiple ports or as a potential project vessel such as serving as a floating offshore re-gasification or production facility, subject to conversion.
We have time chartered to the Marathon Oil Corporation/Conoco Phillips joint venture one of the Kenai LNG carriers, the Polar Spirit, until April 2010 with the charterer’s option to extend the contract yearly for up to 3 additional years. The other Kenai LNG Carrier, the Arctic Spirit, came off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and we have entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FLNG). The agreement provides for a purchase price of $105 million if we exercise our option to participate in the project as described below, or $110 million if we choose not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. If MLCI exercises the option and purchases the vessel from us, we expect MLCI to convert the vessel to an FLNG (although it is not required to do so) and charter it under a long-term charter contract to a third party. We have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FLNG proceeds, we will offer a similar option for a designee of MLCI to purchase the Polar Spirit for $125 million when it comes off charter.
Tangguh LNG
Teekay LNG completed the purchase of our 70 percent interest in two 155,000 cubic meter newbuilding LNG carriers during August 2009 for approximately $70 million. The Tangguh vessels which commenced operations in November 2008 and January 2009, will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia. The vessels have been chartered at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30 percent interest in these vessels.
Public Offering by Teekay LNG Partners L.P.
During March 2009, Teekay LNG completed a public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s $1.4 million proportionate capital contribution). As result of the offering, our ownership of Teekay LNG was reduced from 57.7 percent to 53.0 percent (including our 2 percent general partner interest). The total net proceeds from the offering of approximately $68.5 million were used to prepay amounts outstanding on two of Teekay LNG’s revolving credit facilities.
Public Offering by Teekay Tankers Ltd.
During June 2009, Teekay Tankers completed a public offering of 7.0 million shares of Class A Common Stock at a price of $9.80 per share, for gross proceeds of $68.6 million. As a result of the offering, our ownership of Teekay Tankers was reduced from 54.0 percent to 42.2 percent. Teekay Tankers used the total net offering proceeds of approximately $65.6 million to acquire a 2003-built Suezmax tanker from Teekay for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.
In connection with an existing agreement, Teekay will offer to Teekay Tankers by June 18, 2010 the opportunity to purchase an additional Suezmax-class oil tanker at fair market value.

Public Offering by Teekay Offshore Partners L.P.
During August 2009, Teekay Offshore completed a public offering of 7.475 million common units (including 975,000 units issued upon the exercise in full of the underwriter’s overallotment option) at a price of $14.32 per unit for net proceeds of $104.3 million. In connection with the public offering, we contributed $2.2 million to Teekay Offshore to maintain our 2 percent general partner interest. As a result of the above transactions, our ownership of Teekay Offshore was reduced from 50.0 percent to 40.5 percent (including our 2 percent general partner interest).
The total net proceeds from the offering were used to reduce amounts outstanding under one of Teekay Offshore’s revolving credit facilities.
Sale of FPSO to Teekay Offshore
On September 10, 2009, Teekay Offshore acquired the Petrojarl Varg floating production, storage and offtake (or FPSO) from Teekay for a purchase price of $320 million. Teekay provided vendor financing in the amount of $220 million with the remainder financed by Teekay Offshore from its existing debt facilities. A new $260 million revolving credit facility, which will be secured by the Petrojarl Varg FPSO, is currently being arranged and is expected to be completed in October 2009. Upon the completion of the new $260 million revolving credit facility, Teekay Offshore will be required to repay $160 million of the total $220 million in vendor financing owing to Teekay.
The Petrojarl Varg FPSO recently commenced a new four-year fixed-rate contract extension with Talisman Energy on the Varg oil field in the North Sea, where the FPSO has been operating for over ten years. Talisman Energy also has options to extend the new contract for up to an additional nine years. The contract is comprised of a daily base time-charter rate plus an incentive component based on the operational performance of the FPSO, a tariff component based on the volume of oil produced and an annual adjustment for cost escalations. There is potential for additional upside from the tariff component if, as expected, nearby oil fields become operational and are tied into the Petrojarl Varg.
Long-term Charter to Caltex Australia Petroleum Pty Ltd.
In early September 2009, we purchased a 2007-built, 40,000 deadweight tonne product tanker for approximately $35 million. The vessel renamed the Alexander Spirit, commenced a 10-year, fixed-rate time charter to Caltex Australia Petroleum Pty Ltd. on September 3, 2009.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
We have a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., have 34% and 33% interests in the consortium, respectively. In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. Please read Item 1 — Financial Statements: Note 11(b) — Commitments and Contingencies — Joint Ventures.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008. In accordance with generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our five reportable segments where applicable.
We manage our business and analyze and report our results of operations on the basis of five segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, the fixed-rate tanker segment and the spot tanker segment. Please read Item 1 — Financial Statements: Note 2 — Segment Reporting.
Shuttle Tanker and FSO Segment
Our shuttle tanker and floating storage and offtake (or FSO) segment (which includes our Teekay Navion Shuttle Tankers and Offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had four shuttle tankers under construction as at June 30, 2009. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or contracts of affreightment. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	138,324	183,176	(24.5)	288,189	349,435	(17.5)
Voyage expenses	16,167	46,024	(64.9)	34,575	84,925	(59.3)

Net revenues	122,157	137,152	(10.9)	253,614	264,510	(4.1)
Vessel operating expenses	41,961	45,417	(7.6)	87,745	84,340	4.0
Time-charter hire expense	25,695	32,242	(20.3)	57,873	67,280	(14.0)
Depreciation and amortization	28,738	31,207	(7.9)	57,991	59,278	(2.2)
General and administrative (1)	13,848	15,739	(12.0)	26,977	31,735	(15.0)
(Gain) loss on sale of vessels and equipment, net of write- downs	941	(3,150)	(129.9)	941	(3,150)	(129.9)
Restructuring charge	2,536	3,327	(23.8)	5,298	3,327	59.2

Income from vessel operations	8,438	12,370	(31.8)	16,789	21,700	(22.6)

Calendar-Ship-Days Owned Vessels	2,914	2,913	—	5,974	5,740	4.1
Chartered-in Vessels	593	897	(33.9)	1,553	1,899	(18.2)

Total	3,507	3,810	(8.0)	7,527	7,639	(1.5)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) decreased for the three and six months ended June 30, 2009, compared to the same periods last year, primarily due to a decline in the number of chartered-in shuttle tankers.
Net Revenues. Net revenues decreased for the three and six months ended June 30, 2009 compared to the same periods in 2008, primarily due to:
•
decreases of $19.8 million and $23.6 million, respectively, for the three and six months ended June 30, 2009 due to less revenue days for shuttle tankers servicing contracts of affreightment and trading in the conventional spot market and lower spot rates achieved in the conventional spot market, compared to the same periods last year; and

•
decreases in net revenues from our FSO units of $2.2 million and $4.0 million, respectively, for the three and six months ended June 30, 2009, primarily due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar;

partially offset by
•	increases of $3.0 million and $6.3 million, respectively, for the three and six months ended June 30, 2009, due to a new time-charter agreement which began in December 2008;
•
increases of $2.8 million for both the three and six months ended June 30, 2009, due to a decline in bunker prices during the six months ended June 30, 2009, compared to the same periods last year; and

•
increases of $1.0 million and $6.5 million, respectively, for the three and six months ended June 30, 2009, due to a decrease in the number of offhire days resulting from scheduled and unexpected drydockings, compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses decreased during the three month period and increased during the six months ended June 30, 2009, compared to the same periods in 2008, primarily due to:
•
decreases of $4.3 million and $5.0 million, respectively, for the three and six months ended June 30, 2009, from a reduction in salaries for crew and officers primarily due to the reflagging of five of our vessels from Norwegian flag to Bahamian flag and changing the nationality mix of its crews, and the strengthening of the US Dollar against the Norwegian Kroner;

•	decreases of $2.0 million and $2.4 million, respectively, for the three and six months ended June 30, 2009, relating to repairs and maintenance performed for certain vessels; and
•
decreases in FSO vessel operating expenses of $1.1 million and $1.6 million respectively, for the three and six months ended June 30, 2009, from the same periods last year, respectively, primarily due to primarily due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar compared to the same period last year;

partially offset by
•
increases of $4.0 million and $7.1 million, respectively, for the three and six months ended June 30, 2009, from changes in realized and unrealized losses on our designated foreign currency forward contracts;

•	an increase of $1.4 million for the six months ended June 30, 2009, primarily due to the purchase of a previously in-chartered shuttle tanker, which was delivered to us in late March 2008; and
•	increases of $0.5 million and $2.4 million, respectively, for the three and six months ended June 30, 2009, due to an increase in services due to the rising cost of consumables, lube oil, and freight.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2009, compared to the same periods in 2008, primarily due to a net decrease in the number of vessels chartered-in.
Depreciation and Amortization. Depreciation and amortization expense decreased for the three and six months ended June 30, 2009, compared to the same periods in 2008, primarily due to lower amortization expense relating to our FSO units.
Restructuring Charges. During the six months ended June 30, 2009, we incurred restructuring charges of $3.7 million relating to costs incurred for the reflagging of certain vessels, $0.7 million relating to the closure of one of our offices in Norway and $0.8 million relating to global staffing changes and the reorganization of a business unit.
FPSO Segment
Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	97,572	90,785	7.5	189,498	183,314	3.4
Vessel operating expenses	47,021	57,418	(18.1)	91,450	105,455	(13.3)
Depreciation and amortization	25,745	22,565	14.1	51,525	40,568	27.0
General and administrative (1)	7,553	11,509	(34.4)	17,339	24,036	(27.9)

Income (loss) income from vessel operations	17,253	(707)	(2,540.3)	29,184	13,255	120.2

Calendar-Ship-Days
Owned Vessels	546	546	—	1,086	1,061	2.4

Total	546	546	—	1,086	1,061	2.4

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our FPSO segment remained consistent for the three and six months ended June 30, 2009 compared to the same periods last year.
Revenues. Revenues increased for the three and six months ended June 30, 2009 compared to the same periods in 2008, primarily due to:
•
increases of $5.6 million and $4.4 million, respectively, for the three and six months ended June 30, 2009, from the amortization of contract value liabilities relating to FPSO service contracts (as discussed below), which was recognized on the date of the acquisition by us of a controlling interest in Teekay Petrojarl; and

•
increases of $1.2 million and $1.8 million, respectively, for the three and six months ended June 30, 2009, from the delivery of a new FPSO unit in February 2008 (or the FPSO Delivery), partially offset by lower revenues in other FPSO units due to lower oil production compared to the prior periods.

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three and six months ended June 30, 2009 was $17.5 million and $34.6 million, respectively, compared to $11.9 million and $30.2 million, respectively, for the same periods last year. The increase was primarily due to our purchase of the remaining interest in Teekay Petrojarl in mid-2008. Please read Item 1 — Financial Statements: Note 6 - Goodwill, Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses decreased during the three and six months ended June 30, 2009, compared to the same periods in 2008, primarily due to:
•
decreases of $10.1 million and $13.2 million, respectively, for the three and six months ended June 30, 2009 from decreases in service costs due to the timing of certain projects, cost saving initiatives, and the strengthening of the U.S. Dollar against the Norwegian Kroner; and

•	a decrease of $0.4 million for the six months ended June 30, 2009 from lower insurance charges.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2009, compared to the same periods in 2008, primarily due to:
•
increases of $3.2 million and $7.3 million, respectively, for the three and six months ended June 30, 2009, from the finalization of preliminary estimates of fair value assigned to certain assets included in our acquisition of Teekay Petrojarl; and

•	an increase of $3.7 million for the six months ended June 30, 2009, from the FPSO Delivery.
Liquefied Gas Segment
Our liquefied gas segment consists of LNG and LPG carriers primarily subject to long-term, fixed-rate time-charter contracts. We accepted delivery of two new LNG carriers between November 2008 and January 2009, and one new LPG carrier in April 2009. At June 30, 2009, we had two LPG carriers under construction, which are scheduled for delivery between October 2009 and March 2010. In addition, we have four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and two multigas carriers under construction that are scheduled for delivery between August and October 2010. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction and Note 11(b) - Commitments and Contingencies — Joint Ventures.
The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels and vessels under capital lease for our liquefied gas segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	57,265	53,496	7.0	114,848	109,628	4.8
Voyage expenses	(34)	452	(107.5)	258	602	(57.1)

Net revenues	57,299	53,044	8.0	114,590	109,026	5.1
Vessel operating expenses	12,049	13,125	(8.2)	23,836	24,748	(3.7)
Depreciation and amortization	15,471	14,209	8.9	30,068	28,404	5.9
General and administrative (1)	5,440	6,070	(10.4)	10,598	11,555	(8.3)
Restructuring charge	1,030	221	366.1	3,212	221	1,353.4

Income from vessel operations	23,309	19,419	20.0	46,876	44,098	6.3

Calendar-Ship-Days
Owned Vessels and Vessels under Capital Lease	1,304	910	43.3	2,187	1,820	20.2

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The increase in the average fleet size of our liquefied gas segment was primarily due to the delivery of two new LNG carriers in November 2008 and January 2009, respectively (collectively the Tangguh LNG Deliveries) and the delivery of one new LPG carrier in April 2009.
Net Revenues. Net revenues increased for the three and six months ended June 30, 2009, compared to the same periods in 2008, primarily due to:
•	increases of $6.9 million and $10.5 million, respectively, for the three and six months ended June 30, 2009, from the Tangguh LNG Deliveries and the new LPG carrier; and
•	increases of $1.0 million for the three and six months ended June 30, 2009, due to the Polar Spirit being off-hire for 18.5 days during the second quarter of 2008;
partially offset by
•
decreases of $3.2 million and $4.8 million, respectively, for the three and six months ended June 30, 2009, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar during such periods compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2009, compared to the same periods in 2008, primarily due to:
•	decreases of $2.3 million for the three and six months ended June 30, 2009, relating to lower crew manning, insurance, and repairs and maintenance costs; and
•
decreases of $0.6 million and $1.4 million, respectively, for the three and six months ended June 30, 2009, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

partially offset by
•	increases of $1.8 million and $2.7 million, respectively, for the three and six months ended June 30, 2009, from the Tangguh LNG Deliveries.
Depreciation and Amortization. Depreciation and amortization expense increased $1.2 million and $1.4 million, respectively, for the three and six months ended June 30, 2009, compared to the same periods in 2008, primarily due to the Tangguh LNG Deliveries and the new LPG delivery.
Restructuring Charges. During the six months ended June 30, 2009, we incurred restructuring charges of $3.2 million relating to costs incurred for global staffing and office changes.
Fixed-Rate Tanker Segment
Our fixed-rate tanker segment includes conventional crude oil and product tankers on long-term, fixed-rate time-charters.
The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	76,011	66,218	14.8	142,603	127,033	12.3
Voyage expenses	1,758	948	85.4	3,062	1,628	88.1

Net revenues	74,253	65,270	13.8	139,541	125,405	11.3
Vessel operating expenses	17,103	16,387	4.4	34,912	32,757	6.6
Time-charter hire expense	11,913	11,445	4.1	22,903	23,165	(1.1)
Depreciation and amortization	14,009	11,289	24.1	26,300	20,962	25.5
General and administrative (1)	6,986	7,263	(3.8)	12,667	12,553	0.9
Loss on sale of vessels and equipment, net of write- downs	3,280	—	—	3,280	—	—
Restructuring charge	354	58	510.3	505	1,558	(67.6)

Income from vessel operations	20,608	18,828	9.5	38,974	34,410	13.3

Calendar-Ship-Days
Owned Vessels	2,134	1,728	23.5	4,204	3,181	32.2
Chartered-in Vessels	596	627	(4.9)	1,078	1,257	(14.2)

Total	2,730	2,355	15.9	5,282	4,438	19.0

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased for the three and six months ended June 30, 2009, compared to the same periods last year, primarily due to:
•	the delivery of two new Aframax tankers during January and March 2008 (collectively, the Aframax Deliveries);
•	the transfer of two product tankers from the spot tanker segment in April 2008 upon commencement of long-term time-charters (the Product Tanker Transfers);
•	the transfer of two Suezmax tankers from the spot tanker segment in June 2009 (the Suezmax Transfers); and
•	the transfer of four Aframax tankers, on a net basis, from the spot tanker segment in 2008 upon commencement of long-term time-charters (the Aframax Transfers).
The Aframax Transfers comprise the transfer of four owned vessels and one chartered-in vessel from the spot tanker segment, and the transfer of one chartered-in vessel to the spot tanker segment. The effect of the transaction is to increase the fixed tanker segment’s net revenues, time-charter expenses, and vessel operating expenses.
Net Revenues. Net revenues increased for the three and six months ended June 30, 2009, compared to the same periods last year, primarily due to:
•	increases of $6.3 million and $11.4 million, respectively, for the three and six months ended June 30, 2009, from the Aframax Transfers;
•	a relative increase of $1.3 million for the three and six months ended June 30, 2009, because two of our Suezmax tankers were off-hire for 50 days for scheduled drydocking during the prior periods;
•	increases of $0.3 million and $3.9 million, respectively, for the three and six months ended June 30, 2009, from the Product Tanker Transfers; and

•	increases of $0.1 million and $1.3 million, respectively, for the three and six months ended June 30, 2009, from the Aframax Deliveries;
partially offset by
•
decreases of $1.3 million and $3.3 million for the three and six months ended June 30, 2009, due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income (loss)).

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2009, compared to the same periods last year, primarily due to:
•	increases of $2.0 million and $3.7 million, respectively, for the three and six months ended June 30, 2009, from the Aframax Transfers;
•	increases of $0.1 million and $1.3 million, respectively, for the three and six months ended June 30, 2009, from the Product Tanker Transfers;
partially offset by
•	decreases of $1.0 million and $1.9 million for the three and six months ended June 30, 2009, relating to lower crew manning, insurance, and repairs and maintenance costs; and
•
decreases of $0.4 million and $1.2 million for the three and six months ended June 30, 2009, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year.

Time-Charter Hire Expense. Time-charter hire expense increased for the three months ended June 30, 2009, compared to the same period in 2008, primarily due to an increase in the average time-charter hire rates. Time-charter hire expense decreased for the six months ended June 30, 2009, compared to the same period in 2008, primarily due to a decrease in the number of in-chartered Aframax vessel days, partially offset by increases in average time-charter hire rates.
Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2009, compared to the same periods last year, primarily due to the Aframax Transfers and the Product Tanker Transfers, and an increase in drydocking expenditures being amortized.
Loss on Sale of Vessels and Equipment. Loss on sale of vessels and equipment for the three and six months ended June 30, 2009 primarily relates to a write-down taken on one of our older fixed-rate vessels.
Restructuring Charges. During the six months ended June 30, 2009, we incurred restructuring charges of $0.5 million relating to costs incurred for global staffing changes and the reorganization of certain business units.
Spot Tanker Segment
Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short term. We took delivery of three new Suezmax tankers during first half of 2009. At June 30, 2009, we have two Suezmax tankers under construction which one Suezmax tanker was delivered in September 2009 and the remaining Suezmax tanker is scheduled to be delivered in January 2010. These two Suezmax tankers are expected to be included in this segment. Please read Item 1 — Financial Statements: Note 11(a) Commitments and Contingencies — Vessels Under Construction. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker segment.
Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	163,301	417,157	(60.9)	413,886	781,837	(47.1)
Voyage expenses	45,034	142,091	(68.3)	115,699	271,821	(57.4)

Net revenues	118,267	275,066	(57.0)	298,187	510,016	(41.5)
Vessel operating expenses	22,395	28,597	(21.7)	51,914	62,079	(16.4)
Time-charter hire expense	78,843	99,015	(20.4)	172,503	197,177	(12.5)
Depreciation and amortization	24,229	27,430	(11.7)	48,862	55,195	(11.5)
General and administrative (1)	18,868	30,717	(38.6)	36,254	60,484	(40.1)
(Gain) loss on sale of vessels and equipment, net of write-downs	(15,304)	225	(6,901.8)	(15,422)	(271)	5,590.8
Restructuring charge	1,083	1,011	7.1	1,546	1,011	52.9

(Loss) Income from vessel operations	(11,847)	88,071	(113.5)	2,530	134,341	(98.1)

Calendar-Ship-Days
Owned Vessels	2,920	3,326	(12.2)	6,134	6,953	(11.8)
Chartered-in Vessels	2,869	4,225	(32.1)	6,089	8,468	(28.1)

Total	5,789	7,551	(23.3)	12,223	15,421	(20.7)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our spot tanker fleet (including vessels chartered-in) decreased for the three and six months ended June 30, 2009, compared to the same periods last year, primarily due to:
•	the transfer of two product tankers in April 2008 to the fixed tanker segment (or the Spot Product Tanker Transfers);
•	the transfer of four Aframax tankers in November 2008 to the fixed tanker segment (or the Spot Aframax Tanker Transfers);
•	the sale of seven product tankers between March 2008 and May 2009 (or the Spot Product Tanker Sales);
•	the sale of one Suezmax tanker in November 2008 (or the Suezmax Tanker Sale); and
•
a net decrease in the number of chartered-in vessels, primarily from the sale of our 50% interest in the Swift Product Tanker Pool in November 2008, which included our interest in ten in-chartered intermediate product tankers;

partially offset by
•	the delivery of five new Suezmax tankers between May 2008 and May 2009 (or the Suezmax Deliveries); and
•	the delivery of one Large product tanker in October 2008.
In addition, during February 2009 we sold and leased back one older Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar-ship-days for our chartered-in vessels.
Tanker Market and TCE Rates
Despite a short-lived increase late in the quarter, average spot rates for crude oil tankers declined in the second quarter of 2009 reflecting a reduction in global oil demand coupled with growth in the world tanker fleet. The market was also adversely affected by seasonal factors such as refinery maintenance and the start of North Sea oil field maintenance. The removal from active trading of a number of vessels for use as floating oil storage continues to be a factor in temporarily reducing available tanker supply.
Crude tanker rates have declined further in the third quarter of 2009 to date, to levels approaching operating cost breakeven, due to weak market fundamentals. Production outages in Nigeria caused by militant attacks on oil infrastructure and weaker refining fundamentals have put further downward pressure on tanker rates.
As of September 10, 2009, the International Energy Agency (or IEA) projected global oil demand of 84.4 million barrels per day (or mb/d) in 2009, a 1.9 mb/d (or 2.2 percent) decline from 2008. The IEA forecasts a recovery in global oil demand during 2010 to 85.7 mb/d, an increase of 1.3 mb/d (or 1.5 percent) over 2009 based on a projected global GDP growth rate of 1.9 percent for the year.
The world tanker fleet grew by approximately 4.9 percent in the first half of 2009, a generally higher level of fleet growth than in recent years. The tanker orderbook for the remainder of 2009 and 2010 is sizeable but fleet growth could be dampened by the removal of single-hull tankers ahead of the targeted IMO phase-out timeline, order cancellations as a result of a weaker global financing market and newbuilding construction delays from newly established shipyards.
TCE rates for the vessels in our spot tanker segment primarily depend on global oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our exposure to the spot tanker market, fluctuations in TCE rates affect our revenues and earnings.

The following tables outline the TCE rates earned by the vessels in our spot tanker segment for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended
	June 30, 2009			June 30, 2008
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	17,439	713	24,459	31,162	432	72,134
Aframax Tankers	48,027	2,924	16,425	152,605	3,635	41,982
Large/Medium Product Tankers	11,151	668	16,693	34,527	1,156	29,868
Small Product Tankers	—	—	—	12,196	887	13,750

Time-Charter Fleet (1)
Suezmax Tankers	21,292	568	37,486	22,651	740	30,609
Aframax Tankers	17,859	546	32,708	5,725	180	31,803
Large/Medium Product Tankers	6,028	265	22,748	12,135	431	28,156

Other (2)	(3,529)			4,065

Totals	118,267	5,684	20,807	275,066	7,461	36,867

	Six Months Ended
	June 30, 2009			June 30, 2008
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	41,778	1,319	31,674	55,508	985	56,354
Aframax Tankers	136,016	6,369	21,356	282,830	7,343	38,517
Large/Medium Product Tankers	31,062	1,545	20,105	62,549	2,218	28,201
Small Product Tankers	—	—	—	24,572	1,789	13,735

Time-Charter Fleet (1)
Suezmax Tankers	42,333	1,154	36,684	41,446	1,408	29,436
Aframax Tankers	35,122	1,070	32,824	10,234	322	31,784
Large/Medium Product Tankers	14,484	625	23,175	30,661	1,244	24,647

Other (2)	(2,608)			2,216

Totals	298,187	12,082	24,680	510,016	15,309	33,315

(1)
Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than 1 year and time-charter fleet includes short-term time-charters and fixed-rate contracts of affreightment between 1-3 years.

(2)
Includes realized gains and losses on forward freight agreements and synthetic time-charter contracts, the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and cost of fuel while offhire.

Net Revenues. Net revenues decreased for the three and six months ended June 30, 2009, compared to the same periods in 2008, primarily due to:
•
decreases of $112.4 million and $113.7 million, respectively, for the three and six months ended June 30, 2009, from decreases in our average TCE rate during the periods compared to the same periods in 2008;

•
decreases of $12.2 million and $24.6 million, respectively, for the three and six months ended June 30, 2009, from a net decrease in the number of chartered-in small product tankers primarily due to the sale of our interest in the Swift Tanker Pool in November 2008;

•	decreases of $8.2 million and $18.7 million, respectively, for the three and six months ended June 30, 2009, from the Spot Aframax Transfers;
•	decreases of $7.5 million and $18.1 million, respectively, for the three and six months ended June 30, 2009, from the Spot Product Tanker Sales; and
•
decreases of $37.3 million and $68.9 million, respectively, for the three and six months ended June 30, 2009, from a net decrease in the number of chartered-in vessels, excluding small product tankers discussed above;

partially offset by
•	increases of $10.2 million and $21.0 million, respectively, for the three and six months ended June 30, 2009, from the Suezmax Deliveries; and
•
increases of $8.7 million and $11.3 million, respectively, for the three and six months ended June 30, 2009, from a decrease in the number of days our vessels were off-hire due to regularly scheduled maintenance compared to prior periods.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2009, compared to the same periods in 2008, primarily due to:
•	decreases of $2.7 million and $6.2 million, respectively, for the three and six months ended June 30, 2009, from the Spot Aframax Tanker Transfers;
•	decreases of $2.5 million and $5.7 million, respectively, for the three and six months ended June 30, 2009, from the Spot Product Tanker Sales; and
•	decreases of $2.2 million and $3.9 million, respectively, for the three and six months ended June 30, 2009, from lower crew manning, repairs, maintenance and consumables costs;
partially offset by
•	increases of $2.5 million and $4.8 million, respectively, for the three and six months ended June 30, 2009, from the Suezmax Deliveries; and
•	increases of $0.5 million and $1.1 million, respectively, for the three and six months ended June 30, 2009, from the one new product tanker delivered in October 2008.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2009, compared to the same periods in 2008, primarily due to:
•
decreases of $10.8 million and $21.9 million, respectively, for the three and six months ended June 30, 2009, from a decrease in the number of chartered-in spot product tankers from the sale of the Swift Tanker Pool in November 2008, compared to the same periods in 2008; and

•	decreases of $9.3 million and $2.4 million, respectively, for the three and six months ended June 30, 2009, from the decrease in the number of chartered-in Suezmax and Aframax tankers.
Depreciation and Amortization. Depreciation and amortization expense decreased for the three and six months ended June 30, 2009, compared to the same periods in 2009, primarily due to:
•	decreases of $3.1 million and $7.0 million, respectively, for the three and six months ended June 30, 2009, from the amortization of charter-in contracts;
•	decreases of $1.5 million and $3.0 million, respectively, for the three and six months ended June 30, 2009, from the Spot Aframax Tanker Transfers;
•	decreases of $nil and $1.2 million, respectively, for the three and six months ended June 30, 2009, from the Spot Product Tanker Transfers;
•	decreases of $1.1 million and $2.6 million, respectively, for the three and six months ended June 30, 2009, from the Spot Product Tanker Sales; and
•	a decrease of $0.3 million, for the three and six months ended June 30, 2009, from the Suezmax Tanker Sale;
partially offset by
•	increases of $3.8 million and $7.1 million, respectively, for the three and six months ended June 30, 2009, from the Suezmax Tanker Deliveries and one new product tanker.
(Gain) Loss on Sale of Vessels and Equipment, net of write-downs. The increase to (gain) loss on sale of vessels and equipment, net of write-downs for the three and six months ended June 30, 2009 is primarily due to gains realized on the disposal of two LR product tankers during the three months ended June 30, 2009, partially offset by write-downs. The write-downs were for impairment of two older vessels due to lower fair values compared to its carrying values.
Restructuring Charges. During the six months ended June 30, 2009, we incurred restructuring charges of $1.5 million relating to costs incurred for global staffing changes and to the reorganization of certain business units.

Other Operating Results
The following table compares our other operating results for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
percentages)	2009	2008	% Change	2009	2008	% Change

General and administrative	(52,695)	(71,298)	(26.1)	(103,835)	(140,363)	(26.0)
Interest expense	(37,280)	(63,253)	(41.1)	(81,470)	(151,959)	(46.4)
Interest income	5,023	18,832	(73.3)	11,701	52,722	(77.8)
Realized and unrealized gains (losses) on non- designated derivative instruments	157,485	116,263	35.5	204,730	(34,948)	(685.8)
Foreign exchange loss	(25,165)	(3,014)	734.9	(13,853)	(36,595)	(62.1)
Equity income (loss) from joint ventures	27,380	(2,063)	(1,427.2)	38,802	(5,672)	(784.1)
Income tax recovery (expense)	4,598	11,201	(59.0)	(1,270)	8,718	(114.6)
Other income	3,823	6,294	(39.3)	5,405	10,482	(48.4)
General and Administrative Expenses. General and administrative expenses decreased for the three and six months ended June 30, 2009, compared to the same period in 2008, primarily due to:
•
decreases of $11.0 million and $20.9 million, respectively, for the three and six months ended June 30, 2009, in compensation for shore-based employees and other personnel expenses primarily due to decreases in performance based compensation costs and headcount;

•	decreases of $3.8 million and $7.6 million, respectively, for the three and six months ended June 30, 2009, from lower travel costs;
•	decreases of $2.4 million and $4.8 million, respectively, for the three and six months ended June 30, 2009, in corporate-related expenses;
•	decreases of $2.4 million and $3.8 million, respectively, for the three and six months ended June 30, 2009, relating to timing of seafarer training initiatives and lower training activity;
•
decreases of $1.4 million and $3.8 million, respectively, for the three and six months ended June 30, 2009 relating to the unrealized change in fair value of our foreign currency forward contracts; and

•
decreases of $1.4 million and $2.3 million, respectively, for the three and six months ended June 30, 2009, relating to the costs associated with our equity-based compensation and long-term incentive program for management.

Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $37.3 million and $81.5 million for the three and six months ended June 30, 2009, respectively, from $63.3 million and $152.0 million, respectively, for the same periods last year, primarily due to:
•
decreases of $15.1 million and $47.0 million, respectively, for the three and six months ended June 30, 2009, primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans and decrease in interest rates relating to long-term debt;

•
decreases of $7.2 million and $15.0 million, respectively, for the three and six months ended June 30, 2009, as the debt relating to Teekay Nakilat (III) was novated to the RasGas 3 Joint Venture on December 31, 2008 (the interest expense on this debt is not reflected in our 2009 consolidated interest expense as the RasGas 3 Joint Venture is accounted for using the equity method);

•
decreases of $3.6 million and $6.2 million, respectively, for the three and six months ended June 30, 2009, from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•	decreases of $0.6 million and $2.3 million, respectively, for the three and six months ended June 30, 2009, from declining interest rates on our five Suezmax tanker capital lease obligations; and
•
decreases of $1.0 million and $2.1 million, respectively, for the three and six months ended June 30, 2009, due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year;

partially offset by
•
increases of $1.5 million and $2.1 million, respectively, for the three and six months ended June 30, 2009, relating to debt to finance the purchase of the Tangguh LNG Carriers as the interest on this debt was capitalized in the same periods last year.

Realized and unrealized gain (loss) of $177.2 million and $(16.3) million relating to interest rate swaps for the three and six months ended June 30, 2008 was reclassified from interest expense to realized and unrealized gain (loss) on non-designated derivative instruments to conform to the presentation adopted in the current period.

Interest Income. Interest income, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $5.0 million and $11.7 million for the three and six months ended June 30, 2009, respectively, from $18.8 million and $52.7 million, respectively, for the same periods last year, primarily due to:
•
decreases of $7.3 million and $15.0 million for the three and six months ended June 30, 2009, relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments as the loan was repaid on December 31, 2008 when the external debt was novated to the RasGas 3 Joint Venture;

•
decreases of $2.6 million and $6.5 million for the three and six months ended June 30, 2009, due to decreases in LIBOR rates relating to the restricted cash used to fund capital lease payments for the RasGas II LNG Carriers (please read Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash);

•	decreases of $2.4 million and $6.1 million for the three and six months ended June 30, 2009, relating to lower interest rates on our bank account balances compared to the same periods last year;
•
decreases of $0.4 million and $0.8 million for the three and six months ended June 30, 2009, due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year; and

•
decreases of $0.2 million and $0.4 million for the three and six months ended June 30, 2009, primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits.

Realized and unrealized gain (loss) of $(21.0) million and $5.7 million relating to interest rate swaps for the three and six months ended June 30, 2008 was reclassified from interest income to realized and unrealized gain (loss) on non-designated derivative instruments to conform to the presentation adopted in the current period.
Realized and unrealized gains (losses) on non-designated derivative instruments. Net realized and unrealized gains on non-designated derivatives were $157.5 million and $204.7 million, respectively, for the three and six months ended June 30, 2009, compared to net realized and unrealized gains (losses) on non-designated derivatives of $116.3 million and $(34.9) million, respectively, for the same periods last year, as detailed in the table below:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S. Dollars)	2009	2008	2009	2008

Realized gains (losses) relating to:
Interest rate swaps	(29,528)	(11,495)	(50,416)	(13,211)
Foreign currency forward contracts	(2,448)	9,464	(7,945)	23,180
Bunkers and forward freight agreements (FFAs)	4,294	(10,461)	2,005	(15,750)

	(27,682)	(12,492)	(56,356)	(5,781)

Unrealized gains (losses) relating to:
Interest rate swaps	182,471	167,729	245,447	2,622
Foreign currency forward contracts	6,416	(6,347)	13,167	(8,226)
Bunkers, FFAs and other	(3,720)	(32,627)	2,472	(23,563)

	185,167	128,755	261,086	(29,167)

Total realized and unrealized gains (losses) on non-designated derivative instruments	157,485	116,263	204,730	(34,948)

Foreign Exchange Loss. Foreign currency exchange losses were $25.2 million and $13.9 million, respectively, for the three and six months ended June 30, 2009, compared to $3.0 million and $36.6 million, respectively, for the same periods last year. The changes in our foreign exchange losses are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Currently, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Equity Income (Loss) from Joint Ventures. Equity income (loss) from joint ventures was $27.4 million and $38.8 million, respectively, for the three and six months ended June 30, 2009, compared to $(2.1) million and $(5.7) million, respectively, for the same periods last year. The income or loss was primarily comprised of our share of the Angola LNG Project earnings (losses). Substantially all of the equity income (loss) relates to unrealized gains on interest rate swaps of $25.5 million and $33.3 million, respectively, for the three and six months ended June 30, 2009, compared to $nil for the same periods last year.
Income Tax Recovery (Expense). Income tax recovery (expense) was $4.6 million and $(1.3) million for the three and six months ended June 30, 2009 compared to $11.2 million and $8.7 million, respectively, for the same periods last year. The decrease to income tax recovery of $6.6 million for the three months ended June 30, 2009, and the increase to income tax expense of $10.0 million for the six months ended June 30, 2009, respectively, was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation losses and operational income for tax purposes for the three and six months ended June 30, 2009.
Other Income. Other income was $3.8 million and $5.4 million for the three and six months ended June 30, 2009 compared to $6.3 million and $10.5 million, respectively, for the same periods last year. The decrease for the three and six months ended June 30, 2009, was primarily due to a gain on sale of marketable securities recognized in the same respective periods last year.
Net Income. As a result of the foregoing factors, net income was $193.6 million and $298.4 million for the three and six months ended June 30, 2009, respectively, compared to $222.2 million and $90.6 million for the same respective periods last year.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at June 30, 2009, our total cash and cash equivalents was $472.7 million, compared to $814.2 million as at December 31, 2008. Our total liquidity, including cash and undrawn credit facilities, was $2.0 billion and $1.9 billion as at June 30, 2009 and December 31, 2008, respectively.
Our spot tanker market operations contribute to the volatility of our net operating cash flow, and, thus, our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
As at June 30, 2009, we had $204.5 million of scheduled debt repayments coming due within the following twelve months. We believe that our working capital is sufficient for our present short-term liquidity requirements.
Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of debt and equity securities and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Excluding the two LPG carriers to be delivered between October 2009 and March 2010 and the two multigas carriers to be delivered between August 2010 and October 2010, as at June 30, 2009 (although a $122 million debt facility is currently being arranged for these vessels), pre-arranged debt facilities were in place for all of our remaining capital commitments relating to our portion of newbuildings currently on order. Our pre-arranged new building debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.
As at June 30, 2009, our revolving credit facilities provided for borrowings of up to $3.6 billion, of which $1.6 billion was undrawn. The amount available under these revolving credit facilities decreases by $106.2 million (remainder of 2009), $218.0 million (2010), $803.3 million (2011), $233.8 million (2012), $301.3 million (2013) and $1,927.2 million (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 67 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.
Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of our term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 31 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries.
Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at June 30, 2009, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt. As at June 30, 2009, this amount was $263.8 million. We were in compliance with all loan covenants at June 30, 2009.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 3 — Quantitative and Qualitative Disclosures About Market Risk.

Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Six Months Ended June 30,
	2009	2008
	($000’s)	($000’s)
Net operating cash flows	229,268	198,966
Net financing cash flows	(444,055)	615,608
Net investing cash flows	(126,707)	(758,314)
Operating Cash Flows
Net cash flow from operating activities increased to $229.3 million for the six months ended June 30, 2009, from $199.0 million for the same period in 2008, primarily due to a net increase in changes to non-cash working capital items, a decrease of operating expenses and a decrease in expenditures for drydocking, partially offset by a net decrease in net revenues. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates and fluctuations in working capital balances, tanker utilization and spot market hire rates. The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows
During the six months ended June 30, 2009, our net proceeds from long-term debt net of debt issuance costs was $298.5 million. Our repayments of long-term debt was $772.6 million during the same period. The net proceeds from long-term debt were to finance our expenditures for vessels and equipment, which are explained in more detail below.
During March 2009, our subsidiary Teekay LNG, issued an additional 4.0 million common units in a public offering for net proceeds of $67.1 million and during June 2009, our subsidiary Teekay Tankers, issued an additional 7.0 million shares of Class A Common Stock in a public offering for net proceeds of $65.6 million. Please read Item 1 — Financial Statements: Note 5 — Public Offerings. The net proceeds were used for acquisition of a vessel from Teekay, repayment of debt and general corporate purposes.
Distributions from subsidiaries to non-controlling interests during the six months ended June 30, 2009 were $53.1 million.
Dividends paid during the six months ended June 30, 2009 were $45.9 million, or $0.6325 per share. We have paid a quarterly dividend since 1995. We increased our quarterly dividend from $0.125 per share in 2003 to $0.31625 per share in the third quarter of 2008. Subject to financial results and declaration by our board of directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.
Investing Cash Flows
During the six months ended June 30, 2009, we:
•
incurred capital expenditures for vessels and equipment of $344.9 million, primarily for shipyard construction installment payments on our newbuilding Suezmax tankers, shuttle tankers, LNG and LPG carriers, and a product tanker;

•	received proceeds of $166.1 million from the sale of three product tankers; and
•	received proceeds of $32.7 million from the sale of an Aframax tanker through a sale-leaseback agreement.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2009:

		Remainder of	2010 and	2012 and	Beyond
In millions of U.S. Dollars	Total	2009	2011	2013	2013

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,069.0	107.3	1,155.1	488.6	2,318.0
Chartered-in vessels (operating leases)	769.2	182.0	417.2	141.0	29.0
Commitments under capital leases (2)	214.8	122.4	92.4	—	—
Commitments under capital leases (3)	1,061.1	12.0	48.0	48.0	953.1
Commitments under operating leases (4)	495.3	12.5	50.1	50.2	382.5
Newbuilding installments (5)	545.2	88.8	456.4	—	—
Asset retirement obligation	22.2	—	—	—	22.2

Total U.S. Dollar-denominated obligations	7,176.8	525.0	2,219.2	727.8	3,704.8

Euro-Denominated Obligations: (6)
Long-term debt (7)	410.1	6.0	235.5	14.8	153.8
Commitments under capital leases (2) (8)	164.7	36.0	128.7	—	—

Total Euro-denominated obligations	574.8	42.0	364.2	14.8	153.8

Total	7,751.6	567.0	2,583.4	742.6	3,858.6

(1)
Excludes expected interest payments of $92.9 million (balance of 2009), $163.0 million (2010 and 2011), $103.3 million (2012 and 2013) and $144.4 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 1.0% at June 30, 2009 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from late-2009 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $35.6 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $481.9 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive $463 million for these leases from the remainder of 2009 to 2029.

(5)
Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for four shuttle tankers, two Suezmax tankers, and four LPG carriers. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies - Vessels Under Construction.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2009.

(7)
Excludes expected interest payments of $5.8 million (balance of 2009), $9.7 million (2010 and 2011), $4.7 million (2012 and 2013) and $14.7 million (beyond 2013). Expected interest payments are based on EURIBOR plus margins that ranged up to 0.66% at June 30, 2009, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2009. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $150.6 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

We also have a 33% interest in a consortium that has entered into agreements for the construction of four LNG carriers. As at June 30, 2009, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $906.0 million, of which our share was $299.0 million. Please read Item 1 — Financial Statements: Note 11(b) — Commitments and Contingencies — Joint Ventures.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are described in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the six months ended June 30, 2009 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates;
•	the sufficiency of working capital for short-term liquidity requirements;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate, bunker fuel prices and spot market risks;
•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs and STCs;
•	the effectiveness of our risk management policies and procedures and the ability of the counter-parties to our derivative contracts to fulfill their contractual obligations;
•	the condition of financial and economic markets, including the recent credit crisis, interest rate volatility and the availability and cost of capital; and
•	the growth of global oil demand.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG and LPG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to foreign currency exchange, interest rate and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but do not use these financial instruments for trading or speculative purposes, except as noted below under “Spot Tanker Market Rate Risk”. Please read Item 1 — Financial Statements: Note 16 — Derivative Instruments and Hedging Activities.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Singapore Dollar, Canadian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner.
We reduce our exposure to this risk by entering into foreign currency forward contracts. In most cases we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond 3 years forward.
As at June 30, 2009, we had the following foreign currency forward contracts:

	Expected Maturity Date
	Remainder
	of 2009	2010	2011	Total	Total
	Contract	Contract	Contract	Contract	Fair value (1)
	Amount (1)	Amount (1)	Amount (1)	Amount (1)	Asset (Liability)
Norwegian Kroner:	$99.5	$139.5	—	$239.0	$(15.4)
Average contractual exchange rate(2)	5.77	6.21	—	6.03
Euro:	$34.9	$36.8	$2.3	$74.0	$(3.2)
Average contractual exchange rate(2)	0.66	0.70	0.73	0.68
Canadian Dollar:	$28.5	$37.9	—	$66.4	$(4.6)
Average contractual exchange rate(2)	1.05	1.10	—	1.08
British Pound:	$32.7	$31.1	—	$63.8	$(3.4)
Average contractual exchange rate(2)	0.54	0.61	—	0.58
Australian Dollar:	$1.3	—	—	$1.3	$(0.1)
Average contractual exchange rate(2)	1.13	—	—	1.13

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at June 30, 2009, we had Euro-denominated term loans of 292.3 million Euros ($410.1 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 77.8 million ($12.1 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our exposure to fluctuations in the Euro will not increase in the future.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2009, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	Balance							Asset /
	of 2009	2010	2011	2012	2013	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	84.3	325.4	543.2	192.8	202.6	2,025.0	3,373.3	(3,052.3)	1.5%
Variable Rate (Euro) (3) (4)	6.0	12.7	222.8	7.1	7.7	153.8	410.1	(356.9)	1.4%

Fixed-Rate Debt ($U.S.)	23.0	45.9	240.6	46.6	46.6	293.0	695.7	(667.1)	6.2%
Average Interest Rate	5.2%	5.1%	8.0%	5.1%	5.1%	5.2%	6.1%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	115.7	3.9	80.3	—	—	—	199.9	(199.9)	7.4%
Average Interest Rate (8)	8.9%	5.4%	5.5%	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.)(6) (9)(10)	413.9	369.3	70.3	71.3	72.4	2,628.6	3,625.8	(342.1)	5.1%
Average Fixed Pay Rate (2)	5.0%	4.9%	5.0%	5.0%	5.0%	5.2%	5.1%
Contract Amount (Euro) (4) (9)	6.0	12.7	222.8	7.1	7.7	153.8	410.1	(3.5)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of June 30, 2009 ranged from 0.3% to 1.0%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2009.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 105.7 million Euros ($148.3 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at June 30, 2009, this amount was 107.3 million Euros ($150.6 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the three RasGas II LNG Carriers (see Item 1 - Financial Statements: Note 9 — Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at June 30, 2009 totaled $481.9 million, and the lease obligations, which as at June 30, 2009 totaled $469.7 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2009, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carrier capital lease obligations and restricted cash deposits were $465.6 million and $475.4 million, $(46.7) million and $55.0 million, and 4.9% and 4.8%, respectively.

(7)
The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable (see Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash).

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $158.5 million, $300.0 million and $200.0 million that have commencement dates of 2009, 2010 and 2011, respectively.
Commodity Price Risk
From time to time we use bunker fuel swap contracts as economic hedges to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at June 30, 2009, we were committed to contracts totaling 4,500 metric tonnes with a weighted-average price of $470.75 per tonne and a fair value liability of $0.4 million. The bunker fuel swap contracts expire between July and September 2009.

Spot Tanker Market Rate Risk
We use forward freight agreements (or FFAs) and synthetic time-charters (or STCs) as economic hedges to protect against changes in spot tanker market rates earned by some of our vessels in our spot tanker market segment. FFAs involve contracts to move a theoretical volume of freight at fixed rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot tanker market by taking the short position in an FFA. As at June 30, 2009, we had three STCs, which were equivalent to one Suezmax vessel. As at June 30, 2009, we were committed to STCs, with an aggregate notional principal amount (including both long and short positions) of $3.7 million and a net positive fair value of $1.5 million. These STCs expired in September 2009.
We use FFAs in non-hedge-related transactions to increase or decrease our exposure to spot tanker market rates, within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decreases this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2009
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or results of operations. There has been no material changes in our risk factors from those disclosed in our 2008 Annual Report on Form 20-F.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
The Company’s 2009 Annual Meeting of Shareholders was held on September 9, 2009. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

		Votes Against or	Shares Which	Broker
Terms Expiring in 2012	Votes For	Withheld	Abstained	Non-Votes
Dr. Ian D. Blackburne	66,417,286	166,941	N/A	N/A
J. Rod Clark	66,280,609	303,618	N/A	N/A
C. Sean Day	65,072,042	1,512,185	N/A	N/A
The terms of Directors Peter S. Janson, Eileen A. Mercier, Tore I. Sandvold, Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller continued after the meeting.
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: October 1, 2009	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)